EXHIBIT 1
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FOR IMMEDIATE RELEASE                                                6 July 2004


                              WPP GROUP PLC ("WPP")

                     Millward Brown Acquires MaPS in the US

WPP announces that its wholly owned operating company, Millward Brown, the global market research network, has acquired Marketing and Planning Systems ("MaPS"), a leading strategic research consulting firm based in Boston, Massachusetts, US.

Founded in 1994, and employing 67 people, MaPS' clients include American Express, IBM and The Coca-Cola Company.

MaPS had revenues of $27 million for the year 2003 and net assets of $2.1 million as at the date of acquisition.

This investment continues WPP's strategy of developing more measurable marketing
services  and  providing  clients  with  still  further   quantitative  aids  to
decision-making.

For further information, please contact:

Feona McEwan, WPP
T:  +44-20 7408 2204
www.wpp.com


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